UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No. 2)(1)*
                 -------------------------------
                  SYSTEMONE TECHNOLOGIES, INC.
                        (Name of Issuer)

                  Common Stock, $.001 par value
                 (Title of Class of Securities)

                           81787Q 10 4
                         (CUSIP Number)
                --------------------------------
                       Howard Kailes, Esq.
                      Krugman & Kailes LLP
                     Park 80 West-Plaza Two
                 Saddle Brook, New Jersey 07663
                         (201) 845-3434
    (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications)
                 -------------------------------

                        November 10, 2000
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
                                                        ------

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d.7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------
(1) Constitutes Amendment No. 3 to the Schedule 13G filed jointly by Hanseatic Americas LDC, Hansabel Partners LLC, Hanseatic
     Corporation and Wolfgang Traber.

CUSIP NO. 81787Q 10 4

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hanseatic Americas LDC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     2,919,056 (see footnote 1)

8    SHARED VOTING POWER

     -- (see footnote 2)

9    SOLE DISPOSITIVE POWER

     2,919,056 (see footnote 1)

10   SHARED DISPOSITIVE POWER

     -- (see footnote 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,919,056 (see footnote 1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

         x     (see footnote 2)
     ------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.1% (see footnote 3)

14    TYPE OF REPORTING PERSON*

      OO

-----------------
(1) Represents: (a) 2,108,114 shares (the "Series C Conversion Shares") issuable upon conversion of Series C Convertible Preferred Stock; (b) 289,514 shares (the "Series D Conversion Shares") issuable upon conversion of Series D Convertible Preferred Stock; (c) 285,714 shares (the "May Warrant Shares") issuable upon exercise of warrants extended by the Issuer on May 2, 2000 and exercisable within 60 days of the date hereof; and (d) 235,714 shares issuable upon exercise of warrants extended by the Issuer on August 7 and November 10, 2000, respectively, and exercisable within 60 days of the date hereof (together with the Series C Conversion Shares, the Series D Conversion Shares, and the May Warrant Shares, the "Conversion Shares").

(2) Excludes an aggregate of approximately 4,020,821 shares (the "Agreement Shares") that are subject to a shareholders agreement, consisting of: (i) 2,054,985 shares beneficially owned by Pierre Mansur, as reported in the Issuer's proxy statement with respect to its annual meeting of shareholders held June 29, 2000; and (ii) an aggregate of 1,965,836 shares beneficially owned by Environmental Opportunities Fund II L.P., Environmental Opportunities Fund II (Institutional) L.P. and affiliates (consisting of an aggregate of 1,154,894 shares issuable upon conversion of Series B Convertible Preferred Stock, 289,514 shares issuable upon conversion of Series D Convertible Preferred Stock, 285,714 shares issuable upon exercise of warrants extended by the Issuer on May 2, 2000 and exercisable within 60 days of the date hereof and 235,714 shares issuable upon exercise of warrants extended by the Issuer on August 7 and November 10, 2000, respectively, and exercisable within 60 days of the date hereof. Also excludes shares (the "Additional Warrant Shares") issuable upon exercise of warrants that will be extended by the Issuer in the event it does not discharge certain indebtedness prior to February 7, 2002, subject to the conditions thereto.

(3) Based upon an aggregate of 4,742,923 shares outstanding on November 10, 2000 plus the Conversion Shares.

CUSIP NO. 81787Q 10 4

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hansabel Partners LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     --

8    SHARED VOTING POWER

     2,919,056 (see footnotes 1 and 2)

9    SOLE DISPOSITIVE POWER

      --

10   SHARED DISPOSITIVE POWER

     2,919,056 (see footnotes 1 and 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,919,056 (see footnotes 1 and 2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

        x       (see footnote 2)
     ------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.1% (see footnote 3)

14    TYPE OF REPORTING PERSON*

      OO

-----------------
(1)  Represents shares beneficially owned by Hanseatic Americas
     LDC; Hansabel Partners LLC is the sole managing member of Hanseatic Americas LDC.

(2)  Excludes the Agreement Shares and the Additional Warrant
     Shares.

(3) Based upon an aggregate of 4,742,923 shares outstanding on November 10, 2000 plus the Conversion Shares.

CUSIP NO. 81787Q 10 4

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     --

8    SHARED VOTING POWER

     2,919,056 (see footnotes 1 and 2)

9    SOLE DISPOSITIVE POWER

      --

10   SHARED DISPOSITIVE POWER

     2,919,056 (see footnotes 1 and 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,919,056 (see footnotes 1 and 2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

        x       (see footnote 2)
     ------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.1% (see footnote 3)

14    TYPE OF REPORTING PERSON*

      CO
-----------------
(1)  Represents shares beneficially owned by Hansabel Partners
     LLC; Hanseatic Corporation is the sole managing member of Hansabel Partners LLC.

(2)  Excludes the Agreement Shares and the Additional Warrant
     Shares.

(3) Based upon an aggregate of 4,742,923 shares outstanding on November 10, 2000 plus the Conversion Shares.

CUSIP NO. 81787Q 10 4

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Wolfgang Traber

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     --

8    SHARED VOTING POWER

     2,919,056 (see footnotes 1 and 2)

9    SOLE DISPOSITIVE POWER

      --
10   SHARED DISPOSITIVE POWER

     2,919,056 (see footnotes 1 and 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,919,056 (see footnotes 1 and 2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

        x         (see footnote 2)
     ------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.1 % (see footnote 3)

14    TYPE OF REPORTING PERSON*

      IN

-----------------
(1)  Represents shares beneficially owned by Hanseatic
     Corporation; Mr. Traber holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2)  Excludes the Agreement Shares and the Additional Warrant
     Shares.

(3) Based upon an aggregate of 4,742,923 shares outstanding on November 10, 2000 plus the Conversion Shares.

                     INTRODUCTORY STATEMENT


     Pursuant to Reg. Section 240.13d-2, this Amendment No. 2 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated May 2, 2000, as amended by Amendment No. 1 thereto dated August 7, 2000 (together, the "Amended Statement on Schedule 13D"), filed jointly by Hanseatic Americas LDC ("Americas"), Hansabel Partners LLC ("Hansabel"), Hanseatic Corporation ("Hanseatic") and Wolfgang Traber ("Traber"), and therefore does not restate the items therein in their entirety. No person or entity reporting hereunder shall be responsible for the completeness or accuracy of any information contained in the Amended Statement on Schedule 13D, as amended herein, with respect to any other person or entity.

Item 1.   Security and Issuer
          -------------------

     The securities to which this statement relates are shares of the common stock, $.001 par value (the "Common Stock"), of SystemOne Technologies, Inc., a Florida corporation (the
"Corporation"). The principal executive offices of the Corporation are located at 8305 N.W. 27th Street, Suite 107, Miami, Florida
33122.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     The funds, in the amount of $400,000, advanced by Americas to the Corporation on October 16, 2000 and subsequently, on November 10, 2000 (the "Supplemental Closing Date"), evidenced by the Corporation's substitute note in connection with which the Corporation issued additional warrants (the "November Warrants") to Americas to acquire 114,286 shares of Common Stock, were obtained by Americas from a loan facility provided by M.M. Warburg & CO. Luxembourg S.A.

Item 4.   Purpose of Transaction
          ----------------------
       Pursuant to an amendment dated the Supplemental Closing Date entered into by the Corporation and Americas, Environmental Opportunities Fund II, L.P. ("Environmental") and Environmental Opportunities Fund II (Institutional), L.P. ("Institutional") under the loan agreement dated August 7, 2000 (the "Initial Closing Date"; such loan agreement, as so amended, referred to as the "Amended Loan Agreement"), the November Warrants have been consolidated with those warrants (the "August Warrants") originally to acquire 357,143 shares of Common Stock issued by the Corporation on the Initial Closing Date (the August Warrants, together with the November Warrants, referred to as the "Substitute Warrants"). Accordingly, the Substitute Warrants allow Americas to acquire up to an aggregate of 471,429 shares

(the "Substitute Warrant Shares") of Common Stock (subject to adjustment, together with the number of Substitute Warrant Shares), at a price per share of $3.50 during the five years after the Initial Closing Date, in accordance with the terms thereof. The Substitute Warrants provide that, prior to nine months from the Initial Closing Date, Americas may not exercise the Substitute Warrants to acquire more than 50% of the maximum number of shares issuable thereunder and that, prior to the first anniversary of the Initial Closing Date, Americas may not exercise the Substitute Warrants to acquire more than 75% of the maximum number of shares issuable thereunder. The Substitute Warrants further provide that, in the event the loan pursuant to the Amended Loan Agreement (the "Loan") is repaid prior to nine months from the Initial Closing Date, the Substitute Warrants may not thereafter be exercised to acquire more than 50% of the maximum number of shares issuable thereunder and, in the event the Loan is repaid prior to the first anniversary of the Initial Closing Date, the Substitute Warrants may not thereafter be exercised to acquire more than 75% of the maximum number of shares issuable thereunder.

     In addition, the Corporation has agreed that, in the event it does not repay the Loan on or prior to February 7, 2002, the Corporation will issue to Americas additional warrants (the "Additional Warrants") to acquire up to 471,429 shares of Common Stock, at a price per share of $3.50, subject to adjustment (together with such number of shares) as set forth in the Amended Loan Agreement. The issuance of the Additional Warrants remains subject to any shareholder approval required under applicable rules of The Nasdaq Stock Market.

     Except as stated in response to Item 4 of the Amended Statement on Schedule 13D, as amended herein, none of Americas, Hanseatic, Hansabel nor Traber, nor, to the best of the knowledge of Americas, any of the executive officers or directors listed on Annex 1 to the Amended Statement on Schedule 13D, have any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a) As of November 16, 2000, Americas beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 2,919,056 shares (the "Americas Shares") of Common Stock, constituting, to the best of the knowledge of Americas, 38.1% of the issued and outstanding shares of Common Stock. Such shares represent: (i) 2,108,114 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, $1.00 par value ("Series C Preferred Stock"), of the Corporation; (ii) 289,514 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, $1.00 par value ("Series D Preferred Stock"), of the Corporation;
(iii) 285,714 shares of Common Stock issuable upon exercise of warrants (the "May Warrants") extended by the Corporation on May

2, 2000 and exercisable within 60 days of the date hereof; and
(iv) 235,714 shares issuable upon exercise of the Substitute Warrants and exercisable within 60 days of the date hereof. Such shares exclude approximately 4,020,821 shares (the "Agreement Shares") subject to the Shareholders Agreement dated May 2, 2000 (the "Shareholder Agreement") entered into by the Corporation with certain of its shareholders (including Americas), consisting of:
(i) 2,054,985 shares beneficially owned by Pierre Mansur (as reported in the Corporation's proxy statement with respect to its annual meeting of shareholders held June 29, 2000); and (ii) an aggregate of 1,965,836 shares beneficially owned by Environmental and Institutional and their affiliates (consisting of an aggregate of 1,154,894 shares issuable upon conversion of Series B Preferred Stock, $1.00 par value, of the Corporation, 289,514 shares issuable upon conversion of Series D Preferred Stock, 285,714 shares issuable upon exercise of warrants extended by the Corporation on May 2, 2000 and exercisable within 60 days of the date hereof, and 235,714 shares issuable upon exercise of Substitute Warrants extended by the Corporation and exercisable within 60 days of the date hereof). Such shares also exclude shares issuable to Americas upon exercise of the Additional Warrants and shares issuable upon exercise of warrants that the Corporation is obligated to extend to Environmental and Institutional in the same circumstances.

     Hansabel is the managing member of Americas and, accordingly, may be deemed beneficially to own the Americas Shares, constituting, to the best of the knowledge of Hansabel, 38.1% of the issued and outstanding shares of Common Stock.

     Hanseatic is the managing member of Hansabel and, accordingly, may be deemed beneficially to own the Americas
Shares, constituting to the best of the knowledge of Hanseatic, 38.1% of the issued and outstanding shares of Common Stock.

     Traber, holder in excess of a majority of the shares of capital stock of Hanseatic and, accordingly, may be deemed beneficially to own the Americas Shares, constituting, to the best of the knowledge of Traber, 38.1% of the issued and outstanding shares of Common Stock.

     (b) Excluding any effect of the relationships set forth under the Shareholders Agreement, all shares of Common Stock beneficially owned by Americas are held by Americas with sole power to vote or to direct the vote thereof, and sole power to dispose or to direct the disposition thereof.

     Excluding any effect of the relationships set forth under the Shareholders Agreement, all shares of Common Stock beneficially owned by Hansabel are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Americas.

     Excluding any effect of the relationships set forth under the Shareholders Agreement, all shares of Common Stock beneficially owned by Hanseatic are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Americas.

     Excluding any effect of the relationships set forth under the Shareholders Agreement, all shares of Common Stock beneficially owned by Traber are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Americas.

     (c)  On November 10, 2000, the Corporation issued the
November Warrants to Americas in connection with the privately negotiated Amended Loan Agreement.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          -------------------------------------------------------

     In connection with the issuance of the November Warrants, the Corporation extended certain registration rights to Americas, which obligate the Corporation to register with the Securities and Exchange Commission the shares of Common Stock issuable upon exercise of the Substitute Warrants and the Additional Warrants, and to maintain the effectiveness of such registration until two years from the date of exercise of the last Substitute Warrant or Additional Warrant to be exercised.

     Except as stated in the Amended Statement on Schedule 13D, as amended herein, none of Americas, Hansabel, Hanseatic nor Mr. Traber, nor, to the best of the knowledge of Americas, any of the executive officers or directors listed on Annex 1 to the Amended Statement on Schedule 13D, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation, including but not limited to, any transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.


Item 7.   Materials to be Filed as Exhibits
          ---------------------------------

     Exhibit A -    Agreement pursuant to Rule 13d-1(k)(1)(iii).

     Exhibit B -    Warrant Certificate dated as of August 7,
                    2000 issued by the Corporation to Americas.

     Exhibit C -    First Amendment to Loan Agreement dated
                    November 10, 2000 among the Corporation and
                    Americas, Environmental and Institutional.

                            SIGNATURE
                           -----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                              HANSEATIC AMERICAS LDC

                              By:  Hansabel Partners LLC

                              By:  Hanseatic Corporation


Dated:  November 16, 2000     By  s/Paul A. Biddelman
                                  ---------------------

                              HANSABEL PARTNERS LLC

                              By:  Hanseatic Corporation


Dated:  November 16, 2000     By   s/Paul A. Biddelman
                                   ---------------------

                              HANSEATIC CORPORATION

Dated:  November 16, 2000     By   s/Paul A. Biddelman
                                   ---------------------


Dated:  November 16, 2000     s/Wolfgang Traber
                              ----------------------------
                              Wolfgang Traber

                        INDEX TO EXHIBITS


     Exhibit A -    Agreement pursuant to Rule 13d-1(k)(1)(iii).

     Exhibit B -    Warrant Certificate dated as of August 7, 2000
                    issued by the Corporation to Americas.

     Exhibit C -    First Amendment to Loan Agreement dated
                    November 10, 2000 among the Corporation and
                    Americas, Environmental and Institutional.